# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002095472

## Reporting persons
- Mozart Holdco, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 234,308,304; shared voting power 0; sole dispositive power 234,308,304; shared dispositive power 0; aggregate amount beneficially owned 234,308,304 (22.4% of the class)
  Comment: Amounts presented in rows 5 through 9 consist of (i) 287,648 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") of Medline Inc., a Delaware corporation (the "Issuer") held by Mozart Holdco, Inc., a Delaware corporation ("Mozart Holdco") and (ii) 234,020,656 common units ("Common Units") of Medline Holdings, LP, a Delaware limited partnership and a direct subsidiary of the Issuer ("Medline Holdings") (paired with an equal number of shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer), which are exchangeable for shares of Class A Common Stock upon the corresponding cancellation of an equal number of shares of Class B Common Stock held by Mozart Holdco.
  
  The percentage presented in row 11 is calculated based on 811,418,179 shares of Class A Common Stock outstanding as of December 18, 2025, as reported in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 18, 2025, following the underwriters' exercise in full of their option to purchase additional shares of Class A Common Stock, and assuming the exchange of 234,020,656 Common Units for 234,020,656 shares of Class A Common Stock and the corresponding cancellation of 234,020,656 shares of Class B Common Stock.

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing: Mozart Holdco, Inc.
Address of principal business office or, if none, residence:
c/o Medline Inc.
3 Lakes Drive
Northfield, Illinois 60093
Citizenship: Mozart Holdco, Inc. is a Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to Mozart Holdco is incorporated by reference to rows (5) through (11) and to the narrative under the caption "Comment for Type of Reporting Person" on the cover page.

Pursuant to the terms of the Exchange Agreement between the Issuer, Medline Holdings and the other parties thereto, dated as of December 16, 2025 (the "Exchange Agreement"), at the option of the holder, Common Units may be exchanged for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, and are included in the amount of Class A Common Stock beneficially owned, provided that upon an exchange of Common Units for shares of Class A Common Stock, an equivalent number of shares of Class B Common Stock held by such holder will be automatically cancelled, in accordance with the terms and procedures set forth in the Exchange Agreement.

Investment and voting decisions over the securities of the Issuer and of Medline Holdings held by Mozart Holdco are made by a board of directors consisting of three or more directors.
Percent of class: 22.4%
Sole power to vote or to direct the vote: 234,308,304.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 234,308,304.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mozart Holdco, Inc.: /s/ James D. Abrams, James D. Abrams, Secretary (02/13/2026)